Mail Stop 4561

March 5, 2009

Mr. Eric Schmidt
Chief Executive Officer
Google Inc.
1600 Amphitheatre Parkway
Mountain View, CA 94043

   Re: **Google, Inc.**
     Form 10-K for the fiscal year ended December 31, 2007
     Filed on February 15, 2008
     File No. 000-50726

Dear Mr. Schmidt:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

        Sincerely,

        Craig Wilson
        Senior Assistant Chief Accountant